# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Date of event which requires filing of this statement: 08/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-24-000548
Filed by CIK 0001541901
Persons authorized to receive notices and communications: Todd J. Kantor, Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York (NY), 10166, 646-351-8450

## Reporting persons
- Encompass Capital Advisors LLC (CIK 0001541901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,818,733; sole dispositive power 0; shared dispositive power 13,818,733; aggregate amount beneficially owned 13,818,733 (8.8% of the class)
  Comment: Includes (a) 13,463,268 shares of the Issuer's common stock, par value $0.01 per share ("Common Stock"), and (b) 355,465 warrants, which are exercisable into shares of Common Stock.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,599,716; sole dispositive power 0; shared dispositive power 9,599,716; aggregate amount beneficially owned 9,599,716 (6.1% of the class)
  Comment: Includes (a) 9,247,785 shares of Common Stock and (b) 351,931 warrants, which are exercisable into shares of Common Stock.
- Kantor Todd J. (CIK 0002021082): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,818,733; sole dispositive power 0; shared dispositive power 13,818,733; aggregate amount beneficially owned 13,818,733 (8.8% of the class)
  Comment: Includes (a) 13,463,268 shares of Common Stock and (b) 355,465 warrants, which are exercisable into shares of Common Stock. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Comment:
The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

On February 18, 2025, the Issuer changed its name from FREYR Battery, Inc. toT1 EnergyInc.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 13, 2025, the parties thereto entered into that certain Amendment No. 3 to the Purchase Agreement (the "Third Amendment"). Capitalized terms used in this Item 4 but not otherwise defined herein have the meanings given to them in the Purchase Agreement. The parties entered into the Third Amendment in order to amend and restate in entirety, among other things:

(i) the definition of "Second Tranche Closing Date" to reflect that the date of issuance of the Second Tranche shall be 10 Business Days following the date the Issuer notifies the Purchasers of its decision to exercise the Second Tranche Option;

(ii) the definition of "Conversion Price" with respect to the Second Tranche to reflect various Conversion Prices with respect to the First and Second Tranches;

(iii) the inclusion of definitions of "Trading Day", "Trading Market", "Principal Trading Market", "Trading Market" and "10-Day VWAP";

(iv) the inclusion of a condition precedent to the consummation of the Second Tranche which relates to the Issuer's financial statements that also replaces an existing condition precedent related to the Issuer's final investment decision with regard to the facility to be developed by Trina Solar US Manufacturing Cell 1, LLC;

(v) the inclusion of a covenant that if the Issuer has issued any shares of preferred stock with a Lower Conversion Price (as defined in the Third Amendment), the Issuer shall make such amendment as is necessary to the terms of the Second Tranche so that the conversion price applicable to the Second Tranche is no higher than the Lower Conversion Price (with such Lower Conversion Price to be no lower than $1.05 in any event); and

(vi) the issuance of warrants of the Issuer to the Purchasers which are exercisable for 3,500,000 shares of the Issuer's Common Stock at a purchase price of $0.01 per share upon certain conditions, including if the Second Tranche Closing does not occur by December 31, 2026.

The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by the full text of the Third Amendment, which is incorporated herein by reference to Exhibit 99.2 to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon (a) 155,938,092 shares of Common Stock outstanding, which is the total number of Shares outstanding as of May 14, 2025, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on May 15, 2025 and (b) shares of Common Stock issuable upon the exercise of warrants held by the respective Reporting Persons.

The ownership of each Reporting Person in this Item 5 includes the Shares issuable upon the exercise of warrants that are exercisable within 60 days.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

A. ECA
Amount beneficially owned: 13,818,733 Shares
Percentage: Approximately 8.8%

B. ECP
Amount beneficially owned: 9,599,716 Shares
Percentage: Approximately 6.1%

C. Mr. Kantor
Amount beneficially owned: 13,818,733 Shares
Percentage: Approximately 8.8%

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the addition of the following:

99.2 - Amendment No. 3 to the Preferred Stock Purchase Agreement, dated as of August 13, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by T1 Energy Inc. on August 14, 2025)

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (08/15/2025)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (08/15/2025)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (08/15/2025)